Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

February 5, 2009

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Insight Trust

(Virtus Insight Money Market Fund)

Registration Statement on Form N-14

CIK 0001003859

File No. 333-156650

Dear Mr. Thompson:

This letter sets forth responses to oral comments received from you on February 2, 2009, with respect to the registration statement on Form N-14 that was filed by Virtus Insight Trust (the “Trust”) on January 9, 2009, relating to the reorganization of Virtus Money Market Fund, a series of Virtus Opportunities Trust, into Virtus Insight Money Market Fund (“Registrant”), a series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement. A revised page of the foregoing is attached for your convenience.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	On page 3 of the Prospectus/Proxy Statement, please discuss whether the fund participated in the extension of Treasury’s Money Market Guarantee Program.

	Response:	Requested information has been added.

2.	Comment:	On page 22 is the following sentence: “The costs of solicitation and the expenses incurred in connection with preparing this Prospectus/Proxy Statement and its enclosures will be paid by Virtus Fund.” Please explain (1) the basis of the determination that the costs of the merger were reasonable; (2) why the Board determined that the costs were appropriately allocated to Virtus Fund; and (3) why the Board thought it was appropriate for the surviving fund to not pay any of the proxy solicitation costs.

	Response:	After coordinating several mergers among the Virtus Funds, the Adviser has a baseline expense model and expectation that is used for each merger which assumes certain legal, accounting, solicitation, printing, mailing and other costs. When compared against previous

EDGAR Operations Branch

February 5, 2009

mergers the Adviser believes that the costs of this merger are reasonable and in line with the general model and expectations.

The shareholders of the merging fund will experience a decrease in total expenses of approximately 21 basis points as a result of the merger. However, the expenses of the surviving fund will not change. Therefore, Fund Management and the Board agreed that, because the shareholders of the merging fund would receive the expense benefit of the merger and because there would be no effect on the surviving fund, the merging fund should bear all the expenses of the merger.

3.	Comment:	Include Tandy-like language in your response letter.

	Response:	The requested language is set forth below.

*            *            *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1203.

Sincerely,

/s/ Virginia S. Barry
Virginia S. Barry

cc:	Kevin J. Carr, Esq.
Robert N. Hickey, Esq.

Information about the Reorganization:	How to Obtain this Information:

Statement of Additional Information dated February 9, 2009, which relates to this Prospectus/Proxy Statement and the Reorganization	Copies are available upon request and without charge if you: • Write to Phoenix Equity Planning Corporation, 100 Pearl Street, Hartford, CT 06103; or • Call (800) 243-1574 toll-free.

You can also obtain copies of any of these documents without charge on the EDGAR database on the SEC’s Internet site at http://www.sec.gov. Copies are available for a fee by electronic request at the following e-mail address: publicinfo@sec.gov, or from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.

Information relating to Virtus Fund contained in the Prospectus of Opportunities Trust dated January 28, 2009, (SEC File No. 811-07455) is incorporated by reference in this document. (This means that such information is legally considered to be part of this Prospectus/Proxy Statement.) Information relating to Virtus Insight Fund contained in the Prospectus of Insight Trust dated May 1, 2008, as supplemented, (SEC File No. 811-07447) also is incorporated by reference in this document. The Statement of Additional Information dated February 9, 2009, relating to this Prospectus/Proxy Statement and the Reorganization, which includes the financial statements of Opportunities Trust relating to Virtus Fund for the year ended September 30, 2008, the financial statements of Insight Trust relating to Virtus Insight Fund for the year ended December 31, 2007, and the six months ended June 30, 2008, are incorporated by reference in their entirety in this document.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT IS ACCURATE OR ADEQUATE, NOR HAS IT APPROVED OR DISAPPROVED THESE SECURITIES. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A CRIMINAL OFFENSE.

An investment in Virtus Insight Fund:

•	is not a deposit of, or guaranteed by, any bank

•	is not insured by the FDIC, the Federal Reserve Board or any other government agency

•	is not endorsed by any bank or government agency

•	involves investment risk, including possible loss of the purchase payment of your original investment

Money Market Guarantee Program:

Virtus Fund and Virtus Insight Fund have each entered into a Guarantee Agreement with the United States Department of the Treasury (the “Treasury”) which permits the Funds to participate in the Treasury’s Temporary Guarantee Program for Money Market Funds (the “Program”). Under the Program, the Treasury will guarantee the share price of shares of the Fund held by shareholders as of September 19, 2008 at $1.00 per share if the Fund’s net asset value per share falls below $0.995 and the Fund liquidates. Recovery under the Program is subject to certain conditions and limitations. Treasury extended the Program, initially set to terminate on December 18, 2008, to April 30, 2009 and both Virtus Fund and Virtus Insight Fund opted to continue to participate. Please see the supplement to the Funds’ prospectuses dated November 5, 2008 for additional information.

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